DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com

Robert H. Bergdolt
robert.bergdolt@dlapiper.com
T 919.786.2002
F 919.786.2200

March 24, 2010

Via Courier and EDGAR

Erin E. Martin, Attorney-Advisor

Eric McPhee, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3010 CF/AD8

Washington, D.C. 20549

Re:	Wells Real Estate Investment Trust III, Inc. Amendment No. 2 to Form S-11 Filed on March 24, 2010 File No. 333-163411 (Confidential, For Use of the Commission Only)

Dear Ms. Martin and Mr. McPhee:

On behalf of our client, Wells Real Estate Investment Trust III, Inc. (“we,” “us” or the “Company”), and pursuant to applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, please find the attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of Amendment No. 2 to the above-referenced Registration Statement on Form S-11 (“Amendment No. 2”).

Amendment No. 2 includes revisions in response to the comment letter from the staff of the Commission’s Division of Corporation Finance (the “Staff”) to Leo F. Wells, III of the Company dated February 25, 2010 (the “Comment Letter”). This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

For the Staff’s convenience, the Company is providing the Staff with four clean copies of Amendment No. 2 along with four additional copies marked to indicate the location of changes from the Company’s Amendment No. 1 to Form S-11 on February 5, 2010, together with copies of this response letter as filed with the Commission. The page numbers included in our responses refer to the clean, unmarked version of Amendment No. 2 as filed on EDGAR.

Risk Factors

Risks Related to Investments in Real Estate, page 30

1.

Please revise this section to discuss the particular risks currently associated with rising vacancy rates for commercial property, particularly in large metropolitan areas. The risk factor should describe actual trends in the current market for commercial real estate such as higher vacancy rates and the associated risks of lower revenues, reduced rental rates, and increased tenant improvements or concessions. Also, revise accordingly the “Investment Objectives and Criteria” section. In the alternative, please discuss in the

Securities and Exchange Commission

March 24, 2010

“Investment Objectives and Criteria” section why such risks are not applicable to your business.

Response: Pursuant to the Staff’s comment, we have revised our economic condition risk factor on pages 21-22 to address your specific concerns and included similar disclosure in our Investment Objectives and Criteria section on page 77.

Estimated Use of Proceeds of This Offering, page 41

2.	We note that your response to comment 14 in our letter dated December 31, 2009 and the revisions that you have made regarding your target assets throughout the prospectus. Please disclose similar information regarding your anticipated holdings of each of your target assets, including those which you intend to acquire if you only raise the minimum amount or an amount substantially less than your maximum in this section as well. Refer to Instruction 1 of Item 504 of Regulation S-K for guidance.

Response: Based on the Staff’s request, we have revised our estimated use of proceeds table to include new footnote 8, which repeats the anticipated holdings of each of our target assets.

Conflicts of Interest, page 65

3.	We note your response to comment 19 in our letter dated December 31, 2009. Please describe the specific policies, if any, with respect to the allocation of investment opportunities with your direct competitor, Wells REIT II.

Response: Please refer to our disclosure relating to the allocation of investment opportunities on pages 74-75 under the caption “Conflicts of Interest—Certain Conflict Resolution Procedures—Allocation of Investment Opportunities”. This is our specific policy with respect to our direct competitor, Wells REIT II, and any other Wells-advised program that may compete with us in the future.

Borrowing Policies, page, page 78

4.	We note your response to comments 24 and 25 in our letter dated December 31, 2009. Please clarify if there is any limitation on your portfolio leverage should the board find substantial justification.

Response: In response to the Staff’s comment, we have revised this subsection to clarify that should a majority of our independent directors find substantial justification, there would be no limitation on our portfolio leverage.

Securities and Exchange Commission

March 24, 2010

We greatly appreciate the Staff’s assistance in processing this filing. If you should have any questions about this letter or require any further information, please call Neil Miller at (202) 799-4215 or me at (919) 786-2002.

Very truly yours,

DLA Piper US LLP

/s/ Robert H. Bergdolt
Robert H. Bergdolt
Partner

cc:	Tom Kluck, SEC Legal Branch Chief Dan Gordon, SEC Accounting Branch Chief Leo F. Wells, III, Wells Real Estate Investment Trust III, Inc.